UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 30, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

3rd QUARTER OF 2019 RESULTS

Santander

Table of Contents

Managerial Analysis of Results – BR GAAP

Data Summary for the Period

The information presented in this report excludes the non-recurring events that can be found on pages 28 and 29 (Accounting and Managerial Results Reconciliation). Please see the reclassifications on page 27.

MANAGERIAL[1] ANALYSIS - BR GAAP	9M19	9M18	Var. 12M	3Q19	2Q19	Var. 3M
RESULTS (R$ million)						
Net interest income	34,315	32,843	4.5%	11,676	11,671	0.0%
Fees	14,021	12,549	11.7%	4,750	4,699	1.1%
Allowance for loan losses	(8,242)	(7,874)	4.7%	(2,820)	(2,826)	-0.2%
General Expenses[2]	(15,561)	(14,729)	5.6%	(5,258)	(5,201)	1.1%
Personnel Expenses	(7,047)	(6,963)	1.2%	(2,385)	(2,328)	2.4%
Administrative Expenses	(8,513)	(7,767)	9.6%	(2,873)	(2,873)	0.0%
Managerial net profit[3]	10,824	8,992	20.4%	3,705	3,635	1.9%
Accounting net profit	10,433	8,831	18.1%	3,608	3,410	5.8%
BALANCE SHEET (R$ million)						
Total assets	838,733	769,990	8.9%	838,733	836,258	0.3%
Securities and Derivative Financial Instruments	213,169	179,682	18.6%	213,169	202,991	5.0%
Loan portfolio	331,601	298,433	11.1%	331,601	317,625	4.4%
Individuals	147,876	125,336	18.0%	147,876	141,431	4.6%
Consumer finance	55,133	47,274	16.6%	55,133	53,156	3.7%
SMEs	38,667	34,641	11.6%	38,667	37,131	4.1%
Corporate	89,925	91,181	-1.4%	89,925	85,906	4.7%
Expanded Loan Portfolio[4]	408,686	380,713	7.3%	408,686	394,132	3.7%
Funding from Clients[5]	342,758	336,997	1.7%	342,758	351,510	-2.5%
Deposits (demand, saving and time)	254,893	246,476	3.4%	254,893	264,397	-3.6%
Equity[6]	71,993	64,824	11.1%	71,993	68,713	4.8%
PERFORMANCE INDICATORS (%)						
Return on average equity excluding goodwill[6] - annualized	21.2%	19.4%	1.8 p.p.	21.1%	21.3%	-0.2 p.p.
Return on average asset excluding goodwill[6] - annualized	1.8%	1.6%	0.2 p.p.	1.8%	1.8%	0.0 p.p.
Efficiency ratio[7]	39.3%	39.8%	-0.5 p.p.	39.3%	38.9%	0.4 p.p.
Recurrence ratio[8]	90.1%	85.2%	4.9 p.p.	90.4%	90.4%	0.0 p.p.
BIS ratio	16.24%	15.26%	1.0 p.p.	16.24%	16.19%	0.0 p.p.
Tier I	15.1%	14.1%	1.0 p.p.	15.1%	15.1%	0.0 p.p.
Tier II	1.1%	1.1%	0.0 p.p.	1.1%	1.1%	0.0 p.p.
PORTFOLIO QUALITY INDICATORS (%)						
Delinquency ratio (over 90 days)	3.0%	2.9%	0.1 p.p.	3.0%	3.0%	0.0 p.p.
Individuals	4.1%	3.8%	0.3 p.p.	4.1%	3.9%	0.2 p.p.
Corporate & SMEs	1.5%	1.9%	-0.4 p.p.	1.5%	1.8%	-0.3 p.p.
Coverage ratio (over 90 days)	180.8%	207.1%	-26.3 p.p.	180.8%	191.3%	-10.5 p.p.
Delinquency ratio (over 60 days)	3.8%	3.7%	0.1 p.p.	3.8%	3.9%	-0.1 p.p.
OTHER DATA						
Assets under management[9] - AUM (R$ million)	341,394	301,541	13.2%	341,394	315,008	8.4%
Branches	2,317	2,276	41	2,317	2,302	15
PABs (mini branches)	1,527	1,281	246	1,527	1,497	30
Own ATMs	13,402	13,607	(205)	13,402	13,452	(50)
Shared ATMs	23,173	22,447	726	23,173	23,053	120
Employees	49,482	47,836	1,646	49,482	48,912	570

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 28 and 29.
[2] Administrative expenses exclude 100% of the goodwill amortization expense. Personnel expenses include profit-sharing.
[3] Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 97 million in 3Q19, R$ 108 million in 2Q19 and R$ 70 million in 3Q18.
[4] Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees).
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Financial Bills, Certificates of Structured Operations ("COE") and Secured Real Estate Notes ("LIG").
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,690 million in 3Q19, R$ 1,789 million in 2Q19 and R$ 727 million in 3Q18.
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subidiaries).
[8] Recurrence Ratio: Fees / General Expenses.
[9] According to ANBIMA (Brazilian Financial and Capital Markets Association) criteria.

Strategy

Banco Santander Brasil is the only international bank with scale in the country. We are convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. Our actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

- Increase customer preference and loyalty by offering targeted, simple, digital, innovative and high value-added products and services through a multi-channel platform.
- Generate results in a sustainable and profitable manner, with greater revenue diversification, aiming to strike a balance between loans, funding and services, while maintaining a preemptive risk management approach and rigorous cost control.
- Be disciplined with capital and liquidity to preserve our solidity, face regulatory changes and seize growth opportunities.
- Achieve profitable market share gains through our robust portfolio, optimize the ecosystem and launch new ventures, consistently improving the customer experience.

This quarter we held our very 1st Investor Day, in which we reinforced our sustainable growth strategy based on enhancing our customers' satisfaction and experience, allied to our relentless quest for operational excellence. We continued to gain market share in a profitable manner in loans. As consequence, we were able to maintain an outstanding level of profitability through recurring earnings generation. These factors, coupled with our solid capital base and engagement of our employees, further strengthen the sustainability of our business. We highlight the following achievements:

We ranked 1st in the banking industry on Fortune magazine's list of World-Changing Companies

For the 4th consecutive year, we were named among the Best Companies to Work For

Retail

- **Cards:** we made progress with Way, a strategic payment platform for our customers, which already boasts more than 7 million active users. This quarter we introduced new features in the app, enabling instant P2P transfers, bill splitting between contacts and QR code payments on Getnet POS machines. In our credit plan ("crediário") for card customers, we lowered the interest rate, which should accelerate this product's growth in the months ahead. Our loan portfolio market share came to 13.0%[1] (+0.1 p.p. YoY), while total turnover grew 16% YoY in 3Q19.
- **Payroll Loans:** our market share in the loan portfolio reached 10.9%[1] (+1.1 p.p. YoY). Digital channels continued to support sales growth, as the number of agreements generated via these channels increased by 48% YoY. This product plays a strategic role in the personal financial management of our customers.
- **Real Estate:** we have one of the most competitive offers in the market, which, combined with our digital real estate loans, has contributed to boost origination. Our market share in origination for Individuals advanced to 13.5%[1], representing a 4.6 p.p. rise YoY.

[1]Source: Brazilian Central Bank, as of September/19.

Agribusiness

It remains one of our expansion fronts towards Brazil's countryside, aimed at reaching strategic regions where we have no presence yet. At the end of September 2019, we totaled 30 Agri stores. In addition to that, this quarter we launched a credit line dedicated to rural producers, Multiagro Financing, for the purchase of agricultural machinery and equipment at competitive rates and quick release of funds. Our market share in the issuance of agribusiness credit notes ("LCA") was 8.6%[1].

Getnet

We pioneered the launch of portability, a solution that allows Individuals and microentrepreneurs who own competitors' POS machines (equipped with bluetooth) to take advantage of Getnet's offering without having to purchase a new device. Moreover, we maintained the single MDR fee for debit and one-installment credit card transactions, enhancing transparency for our customers. We also announced Superget mobile, a POS that connects to the smartphone and includes a free app that helps customers manage their sales. As a result, we were a top market performer[2] in active base growth during the period. Our market share came to 10.8%[3] while total revenues in 9M19 climbed 10.3% compared to the same period of last year. In addition, we have reached more than 1.2 million POS devices in the country.

SME

This year we positioned ourselves to reach out to individual microentrepreneurs ("MEI") by creating a specific segment and offering solutions tailored to their needs. We see opportunities to grow our customer base and create synergies with other products, such as Superget and Superdigital, among others. In parallel, we consolidated a new customer service model, Santander DUO, which concentrates Individual and Business accounts under a single manager, charging a single fee. With that, our loan portfolio market share expanded to 8.6%[1] (+0.5 p.p. YoY).

Strengthening leading businesses

- **Consumer Finance:** we maintained our leadership in this market, with a share of 25.1%[4] in Individuals. This evolution is underpinned by innovative offerings, partnerships and the quality of our commercial service. This quarter, we started operating Santander Auto, the first car insurance company in the country that combines the insurance analysis and the vehicle financing proposal in a single offer.

- **Webmotors:** we continued to make upgrades to the Cockpit tool, which enables us to leverage the Webmotors, Consumer Finance and Bank offerings. This quarter, we introduced pilot products that optimize customer inventory turnover. Furthermore, under the scope of this pilot project, we started selling vehicles at LOOP and have already done some deals.

- **Santander Corporate & Investment Banking (SCIB)** holds the leadership in:
  - Financial advisory for financing and concession auctions and finance structuring, according to ANBIMA[5].
  - Project Finance Advisory (MLA) in the Americas and Latam, according to Dealogic[5].
  - The FX market, according to the Brazilian Central Bank[6].

New ventures

Ben, our company operating in the benefits industry, continued to make advances in partnering with merchants, achieving the milestone of 200,000 commercial establishments. Additionally, we underscore the volume of active cards, which exceeded 85,000 this quarter.

Pi, our digital investment platform, continues to grow its product portfolio and currently offers around 198 fixed-income products and 213 investment funds. Moreover, this quarter we started distributing government bonds.

[1] Source: Brazilian Central Bank, as of September/19. [2] Considering companies that disclose operating information. [3] Source: ABECS - Acquirer Monitor, as of 2Q19, new criterion. [4] Source: Brazilian Central Bank, as of September/19. Market share in vehicles considering only individuals. [5] Dealogic, as of 2018 and Financial Advisory - leadership since 2008, ANBIMA 2018. [6] Cumulative figures from January to September of 2019.

Customer loyalty

Our initiatives are already reflecting in improved customer experience and satisfaction. The Net Promoter Score (NPS) indicator remains at high levels, 58 points in the quarter, meaning an increase of 3 points in twelve months.

The customer base continues to increase at a solid pace, highlighted by 52 consecutive months of growth and expanding across all categories, as shown below.

Total Active customers | million


+11%
23.4
25.5
25.9
Sep-18
Jun-19
Sep-19

Loyal customers | million


+10%
5.0
5.4
5.5
Sep-18
Jun-19
Sep-19

Digital customers | million


+28%
10.5
12.7
13.4
Sep-18
Jun-19
Sep-19

Sustainability

- Prospera Microcredit is an important tool for capturing the potential offered by this market niche. Thanks to trained agents, clear communication and specialized stores, our loan portfolio reached R$ 1,084 million at the end of September 2019, growing 95% in twelve months, which kept us in the leadership among private banks. In one year, we have nearly double the number of customers in this segment to 461.7 thousand. On top of that, the program contributes to promote financial inclusion in the country.

- In the Higher Education segment, one of our key sources for new customer acquisition, we have a financial offer alongside a non-financial offer based on training, employment and entrepreneurship. Also, we have awarded more than 15,800 scholarships in the country since 2015. At the end of October 2019, we will hold another edition of "Preparadão Universia", reinforcing our position in this field.

Executive Summary

RESULTS

We continue to capture positive results from the strategic repositioning of the organization, attaining high profitability, expansion of our customer base and stronger loyalty. We are already seeing signs of a rebound in economic activity and, despite tougher competition, we remain focused on growing our market share in a profitable manner and on our relentless quest for operational efficiency. The robustness of our risk models allows us to predict the customer's life cycle, which keeps our loan portfolio quality indicators at controlled levels, supporting the good performance of our activities. In the year to date ended September 30th, 2019, total revenues increased, mostly driven by higher volumes, which, combined with diligent cost management, translated into a better efficiency ratio.

Managerial net profit

totaled R$ 10,824 million in the first nine months of 2019, growing 20.4% in twelve months and 1.9% in three months.

Total revenues

amounted to R$ 48,336 million in the first nine months of 2019, rising 6.5% in twelve months and 0.3% in three months.

Net interest income came to R$ 34,315 million in the year to date, up 4.5% in twelve months, primarily as a result of the good performance of loan NII, owing to higher volume. In three months, net interest income remained virtually stable.

Fees reached R$ 14,021 million in the first nine months of the year, climbing 11.7% in twelve months due to the expansion of our customer base and greater loyalty. The main contributors to this result were securities placement, custody and brokerage services, credit cards and acquiring activities, also current account services. In three months, total fees advanced 1.1% mostly fueled by current account services.

Profitability

The return on average equity (ROAE), adjusted for goodwill, was 21.2% in the nine-month period, representing growth of 1.8 p.p. in twelve months. In the quarter, this ratio was 21.1%, with a slight drop of 0.2 p.p. and remaining at comfortable levels.

Allowance for loan losses

totaled R$ 8,242 million in the first nine months of 2019, a rise of 4.7% in twelve months. In three months, allowance for loan losses fell by 0.2%.

General expenses

were R$ 15,561 million year-to-date through the end of September of 2019, a 5.6% increase over the same period last year, largely explained by higher expenses from data-processing, outsourced and specialized technical services, accompanying business growth. In three months, general expenses went up by 1.1%, impacted by the collective bargaining agreement occurred in September 2019.

The efficiency ratio stood at 39.3% in the first nine months of the year, meaning a 0.5 p.p. decline in twelve months. This result illustrates our continued focus on productivity and cost control. In three months, the ratio climbed 0.4 p.p..

BALANCE SHEET AND INDICATORS

The total loan portfolio

reached R$ 331,601 million at the end of September 2019, growing 11.1% (or expanding by 10.7%, disregarding the exchange rate fluctuation effect). The trend remains unchanged, as the individuals and consumer finance segments continue to outperform the total loan portfolio, with growth of 18.0% and 16.6% in twelve months, respectively. As a result, our share in the credit market hit 9.9% in September 2019, advancing 0.5 p.p. over the same period last year. In three months, the total loan portfolio grew 4.4%.

The expanded loan portfolio totaled R$ 408,686 million, meaning growth of 7.3% in twelve months and 3.7% in three months.

Funding from clients

amounted to R$ 342,758 million at the end of September 2019, up 1.7% in twelve months, largely explained by the combination of a 27.4% rise in demand deposits and a 6.6% increase in savings deposits. In three months, funding decreased by 2.5%, in line with the optimization cost strategy.

Total equity

excluding R$ 1,690 million relative to the goodwill balance, was R$ 71,993 million at end of September 2019, climbing 11.1% in twelve months and 4.8% in three months.

Quality indicators

The over-90-day delinquency ratio reached 3.0%, up 0.1 p.p. in twelve months, mostly due to growth in the individuals loan portfolio, in line with the Bank's strategy. In three months, this ratio remained stable.

The cost of credit was 3.1% in the first nine months of 2019, dropping 0.1 p.p. in twelve months and 0.1 p.p. in three months. It is worth noting that the cost of credit remained stable in the quarter, compared to the same period of the previous year.

The coverage ratio stood at 181% at the end of September of 2019, falling 26.3 p.p. in twelve months and 10.5 p.p. in three months.

We reiterate that our portfolio quality indicators remain under control, backed by sound risk management.

Capital indicators

The BIS ratio reached 16.2% in September 2019, increasing 0.98 p.p. in twelve months and remaining virtually stable in three months.

Our capital indicators remain at comfortable levels and support our growth.

Next, we present our analysis of the managerial results.

MANAGERIAL FINANCIAL STATEMENTS[1] (R$ million)	9M19	9M18	Var. 12M	3Q19	2Q19	Var. 3M
Net Interest Income	**34,315**	**32,843**	**4.5%**	**11,676**	**11,671**	**0.0%**
Allowance for Loan Losses	(8,242)	(7,874)	4.7%	(2,820)	(2,826)	-0.2%
Net Interest Income after Loan Losses	**26,073**	**24,969**	**4.4%**	**8,855**	**8,846**	**0.1%**
Fees	14,021	12,549	11.7%	4,750	4,699	1.1%
General Expenses	(15,561)	(14,729)	5.6%	(5,258)	(5,201)	1.1%
Personnel Expenses + Profit Sharing	(7,047)	(6,963)	1.2%	(2,385)	(2,328)	2.4%
Administrative Expenses[2]	(8,513)	(7,767)	9.6%	(2,873)	(2,873)	0.0%
Tax Expenses	(3,081)	(3,009)	2.4%	(995)	(1,032)	-3.5%
Investments in Affiliates and Subsidiaries	35	14	n.a.	13	10	29.1%
Other Operating Income/Expenses	(5,732)	(5,421)	5.7%	(2,071)	(1,969)	5.2%
Operating Income	**15,755**	**14,373**	**9.6%**	**5,295**	**5,354**	**-1.1%**
Non Operating Income	(93)	33	n.a.	19	(112)	n.a.
Net Profit before Tax	**15,663**	**14,407**	**8.7%**	**5,314**	**5,242**	**1.4%**
Income Tax and Social Contribution	(4,568)	(5,154)	-11.4%	(1,520)	(1,518)	0.1%
Minority Interest	(271)	(261)	3.8%	(89)	(89)	0.3%
Net Profit	**10,824**	**8,992**	**20.4%**	**3,705**	**3,635**	**1.9%**

[1] Excluding 100% of the goodwill amortization expense, foreign exchange hedge effect and other adjustments, as described on page 28 and 29.
[2] Excluding 100% of the goodwill amortization expense.

Net Interest Income

Net interest income totaled R$ 34,315 million in the first nine months of 2019, growing 4.5% in twelve months (or R$ 1,471 million) and remaining nearly stable over three months.

Revenues from loan operations advanced 8.4% in twelve months, largely explained by the higher average loan portfolio volume, with growth in virtually all segments, which offset the spread reduction over the same period. In three months, these revenues expanded by 1.9% due to the increase in the average loan portfolio volume.

Funding revenues rose by 12.5% in twelve months, attributed to the increase in the average volume, particularly in demand and savings deposits. In three months, these revenues climbed 6.6% given the average volume and the higher number of business days in the quarter.

"Other" interest income, which comprises the result of the structural gap in the balance sheet interest rate and activities with treasury clients, among others, decreased 6.9% in twelve months and in three months, given lower gains from market activities.


Net Interest Income
R$ million
4.8%
0.0%
11,144
11,061
10,968
11,671
11,676
3,005
2,817
2,703
2,991
2,786
956
995
951
989
1,054
7,183
7,248
7,314
7,692
7,836
3Q18
4Q18
1Q19
2Q19
3Q19
Loan
Funding
Other


Spread Evolution
9.7%
9.7%
9.9%
10.0%
9.8%
1.3%
1.4%
1.3%
1.3%
1.3%
3Q18
4Q18
1Q19
2Q19
3Q19
Loan Spread (Annualized)
Funding Spread (Annualized)

NET INTEREST INCOME *(R$ million)*	9M19	9M18	Var. 12M	3Q19	2Q19	Var. 3M
Net Interest Income	**34,315**	**32,843**	**4.5%**	**11,676**	**11,671**	**0.0%**
Loan	**22,841**	**21,069**	**8.4%**	**7,836**	**7,692**	**1.9%**
Average volume	307,528	282,694	8.8%	316,980	307,369	3.1%
Spread (Annualized)	9.9%	10.0%	0.0 p.p	9.8%	10.0%	-0.2 p.p
Funding	**2,994**	**2,661**	**12.5%**	**1,054**	**989**	**6.6%**
Average volume	308,863	283,345	9.0%	321,398	310,183	3.6%
Spread (Annualized)	1.3%	1.3%	0.0 p.p	1.3%	1.3%	0.0 p.p
Other[1]	**8,480**	**9,113**	**-6.9%**	**2,786**	**2,991**	**-6.9%**

[1] Including other margins and the result from financial transactions.

Fees – Revenues from Banking Services

Revenues from banking services and fees totaled R$ 14,021 million in the first nine months of 2019, meaning a 11.7% rise in twelve months. We attribute this performance primarily to the continued expansion of our customer base and greater loyalty. In three months, these revenues went up by 1.1%, partially due to stronger fees from current account services.

Cards and acquiring fees amounted to R$ 4,646 million through the end of September 2019, advancing 9.9% in comparison with the same period of the previous year, mainly owing to card revenues, as a result of higher turnover. On a quarterly basis, these revenues fell 1.2%, explained by tougher competition in the acquiring market.

Current account service fees came to R$ 2,856 million in the year to date ended September 30th, 2019, growing 15.4% in twelve months and 4.6% in three months. Both periods were influenced by the expansion in our active customer base and stronger loyalty.

Insurance fees stood at R$ 2,285 million in the first nine months of 2019, expanding by 14.9% in twelve months, benefited in part from the evolution of the loan portfolio. In three months, these revenues declined 0.5%, impacted by the greater concentration of sales campaigns in the second quarter of the year.

Collection service fees reached R$ 1,134 million in the first nine months of the year, up 1.2% from the same period last year. On a quarter-on-quarter basis, these revenues climbed 1.1%.

Lending fees were R$ 1,016 million year-to-date through the end of 3Q19, dropping 6.0% in yearly terms, attributable to fee revisions, according to market guidelines. In quarterly terms, these fees recorded a 2.7% rise.

Securities placement, custody and brokerage fees totaled R$ 914 million in the year to date, growing 94.8% in twelve months, given stronger capital market activities in the period. In three months, these revenues reduced by 12.4%.


Fees
R$ million
14.9%
1.1%
4,135
4,736
4,571
4,699
4,750
%
35
21
16
7
9
12
35
19
17
7
8
14
36
20
16
7
8
13
32
20
16
7
8
16
31
21
16
7
8
16
3Q18
4Q18
1Q19
2Q19
3Q19
Cards and Acquiring
Current Account Services
Insurance Fees
Lending Operations
Collection Services
Other Fees Revenues¹

[1] Including Revenues from Asset Management, Securities Placement, Custody and Brokerage Services and Others. For more details, please refer to the Table of Revenues from Banking Services and Fees on page 11.

FEES INCOME (R$ million)	9M19	9M18	Var. 12M	3Q19	2Q19	Var. 3M
Cards and Acquiring	4,646	4,227	9.9%	1,495	1,512	-1.2%
Insurance fees	2,285	1,989	14.9%	771	775	-0.5%
Current Account Services	2,856	2,475	15.4%	995	951	4.6%
Asset Management	808	758	6.6%	291	266	9.6%
Lending Operations	1,016	1,081	-6.0%	350	341	2.7%
Collection Services	1,134	1,120	1.2%	381	377	1.1%
Placement, Custody and Brokerage of Securities	914	469	94.8%	317	362	-12.4%
Other	363	430	-15.7%	149	115	30.1%
Total	**14,021**	**12,549**	**11.7%**	**4,750**	**4,699**	**1.1%**

General Expenses (Administrative + Personnel)

General expenses, including depreciation and amortization, amounted to R$ 15,561 million in the first nine months of 2019, rising 5.6% relative to the same period last year, which is below the 6.5% growth in total revenues. The biggest expenses were related to data processing, outsourced and specialized technical services, as well as other expenses arising from the creation of new businesses. In three months, general expenses advanced 1.1%.

Administrative and personnel expenses, excluding depreciation and amortization, came to R$ 13,781 million in the nine-month period ended September 30th, 2019, expanding by 5.5% in twelve months and 1.0% in three months.

Personnel expenses, including profit-sharing, reached R$ 7,047 million year-to-date through the end of 3Q19, up 1.2% in twelve months, below the inflation rate in the same period, and grew 2.4% in three months. It is worth mentioning that we have an impact of 4.31% derived from the collective bargaining agreement occurred in September 2019 and applied to the Company's total salary base.

Administrative expenses, excluding depreciation and amortization, were R$ 6,734 million in the first nine months of 2019, representing an increase of 10.5% in twelve months, largely explained by business growth. The key reasons behind this rise were: (i) data processing expenses to support the volume of customer transactions; (ii) outsourced and specialized technical services, mostly related to hiring technology services in corporate projects; and (iii) other expenses arising from the creation of new businesses. In three months, administrative expenses decreased 0.5%, thanks to lower advertising, promotion and marketing expenses, partially offset by higher expenses related to new business formation.

Depreciation and amortization expenses, excluding the goodwill effect, totaled R$ 1,779 million in the year-to-date period ended September 30th, 2019, climbing 6.4% in twelve months and 2.0% in three months.


Expenses
R$ million
4.4%
1.1%
5,037
569
4,468
5,502
589
4,913
5,102
580
4,522
5,201
594
4,607
5,258
606
4,652
3Q18
4Q18
1Q19
2Q19
3Q19
General Expenses
Depreciation and Amortization

The ratio stood at 39.3% in the first nine months of the year, representing a 0.5 p.p. decrease over twelve months. Our industrial operating model reinforces our commitment to continually striving to achieve excellence in efficiency.
In the third quarter of 2019, the efficiency ratio came to 39.3%, an increase of 0.4 p.p. in three months.


Efficiency Ratio
39.8%
42.7%
39.8%
38.9%
39.3%
3Q18
4Q18
1Q19
2Q19
3Q19

EXPENSES' BREAKDOWN (R$ million)	9M19	9M18	Var. 12M	3Q19	2Q19	Var. 3M
Outsourced and Specialized Services	1,753	1,639	6.9%	592	589	0.6%
Advertising, promotions and publicity	447	366	22.2%	148	167	-11.5%
Data processing	1,801	1,584	13.7%	607	613	-1.0%
Communications	309	312	-0.9%	102	106	-4.1%
Rentals	592	547	8.3%	198	199	-0.5%
Transport and Travel	140	126	11.3%	48	49	-2.6%
Security and Surveillance	455	452	0.7%	144	152	-4.8%
Maintenance	185	185	0.0%	66	63	4.4%
Financial System Services	218	252	-13.5%	73	68	6.6%
Water, Electricity and Gas	160	142	12.5%	48	54	-12.3%
Material	38	42	-10.0%	15	11	41.7%
Other	637	449	41.9%	227	209	8.9%
Subtotal	**6,734**	**6,094**	**10.5%**	**2,267**	**2,280**	**-0.5%**
Depreciation and Amortization[1]	1,779	1,672	6.4%	606	594	2.0%
Total Administrative Expenses	**8,513**	**7,767**	**9.6%**	**2,873**	**2,873**	**0.0%**
Compensation[2]	4,649	4,508	3.1%	1,564	1,551	0.9%
Charges	1,194	1,324	-9.8%	401	379	5.8%
Benefits	1,151	1,081	6.5%	400	379	5.5%
Training	44	44	1.9%	16	16	2.3%
Other	8	7	17.9%	2	3	-9.4%
Total Personnel Expenses	**7,047**	**6,963**	**1.2%**	**2,385**	**2,328**	**2.4%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	13,781	13,057	5.5%	4,652	4,607	1.0%
Total General Expenses	**15,561**	**14,729**	**5.6%**	**5,258**	**5,201**	**1.1%**

[1] Excluding 100% of the goodwill amortization expenses, which totaled R$ 97 million in 3Q19, R$ 108 million in 2Q19 and R$ 70 million in 3Q18.
[2] Including Profit-Sharing.

Allowance for Loan Losses

Allowance for loan losses amounted to R$ 8,242 million in the first nine months of 2019, an increase of 4.7% in twelve months (or R$ 368 million). In three months, allowance for loan losses declined 0.2%, notwithstanding the expansion of the loan portfolio in virtually all segments.

Provision for loan losses totaled R$ 9,849 million in the year to date, up 3.6% in twelve months. In three months, these expenses fell 0.7%.

Income from the recovery of written-off loans came to R$ 1,607 million in the nine-month period ended September 30th, 2019, 1.9% below the comparable period last year and down 3.2% from the prior quarter.


Allowance for loan losses[1]
R$ million
3.1%
3.5%
3.0%
3.2%
3.1%
7.7%
-0.2%
2,618
2,986
2,596
2,826
2,820
3,126
3,557
3,042
3,416
3,391
(508)
(571)
(446)
(590)
(571)
3Q18
4Q18
1Q19
2Q19
3Q19
Income from the Recovery of Written-Off Loans
Provision for Loan Losses
Cost of credit
[1]Included sureties provisions.

Other Operating Income and Expenses

Other operating income and expenses resulted in a net expense of R$ 5,732 million in the year-to-date period ending September 30th, 2019, which represents an 5.7% rise in twelve months.

OTHER OPERATING INCOME (EXPENSES) *(R$ million)*	9M19	9M18	Var. 12M	3Q19	2Q19	Var. 3M
Expenses from credit cards	(2,561)	(1,655)	54.7%	(854)	(986)	-13.4%
Net Income from Capitalization	389	292	33.2%	129	132	-2.2%
Provisions for contingencies[1]	(1,508)	(947)	59.3%	(1,039)	(381)	172.7%
Other	(2,052)	(3,111)	-34.0%	(307)	(733)	-58.1%
Other operating income (expenses)	**(5,732)**	**(5,421)**	**5.7%**	**(2,071)**	**(1,969)**	**5.2%**

[1] Including tax, civil and labor provisions.

Balance Sheet

Total assets stood at R$ 838,733 million at the end of September 2019, growing 8.9% in twelve months and 0.3% in three months. Total equity reached R$ 73,683 million in the same period. It disregarding the goodwill balance, total equity was R$ 71,993 million.

ASSETS *(R$ million)*	Sep-19	Sep-18	Var. 12M	Jun-19	Var. 3M
Current Assets and Long-term Assets	**825,938**	**759,235**	**8.8%**	**823,718**	**0.3%**
Cash and Cash Equivalents	**10,307**	**14,945**	**-31.0%**	**13,336**	**-22.7%**
Interbank Investments	**36,193**	**56,923**	**-36.4%**	**38,899**	**-7.0%**
Money Market Investments	27,141	44,892	-39.5%	31,407	-13.6%
Interbank Deposits	4,113	3,729	10.3%	3,822	7.6%
Foreign Currency Investments	4,940	8,302	-40.5%	3,670	34.6%
Securities and Derivative Financial Instruments	**213,169**	**179,682**	**18.6%**	**202,991**	**5.0%**
Own Portfolio	80,676	69,809	15.6%	81,547	-1.1%
Subject to Repurchase Commitments	92,828	70,049	32.5%	70,371	31.9%
Posted to Central Bank of Brazil	1,978	918	115.5%	2,040	-3.0%
Pledged in Guarantees	16,320	18,353	-11.1%	23,580	-30.8%
Other	21,366	20,553	4.0%	25,453	-16.1%
Interbank Accounts	**92,671**	**92,619**	**0.1%**	**94,850**	**-2.3%**
Restricted Deposits:	71,576	70,162	2.0%	75,142	-4.7%
-Central Bank of Brazil	71,290	69,891	2.0%	74,858	-4.8%
-National Housing System	285	271	5.3%	284	0.4%
Other	21,095	22,457	-6.1%	19,708	7.0%
Lending Operations	**308,243**	**280,894**	**9.7%**	**296,699**	**3.9%**
Lending Operations	326,485	299,079	9.2%	315,190	3.6%
Lending Operations Related to Assignment	-	39	n.a.	-	n.a.
(Allowance for Loan Losses)	(18,241)	(18,224)	0.1%	(18,491)	-1.4%
Other Receivables	**162,782**	**131,545**	**23.7%**	**174,531**	**-6.7%**
Foreign Exchange Portfolio	105,010	80,947	29.7%	118,187	-11.1%
Income Receivable	27,812	28,974	-4.0%	28,224	-1.5%
Other	29,960	21,624	38.5%	28,120	6.5%
Other Assets	**2,573**	**2,626**	**-2.0%**	**2,413**	**6.6%**
Permanent Assets	**12,794**	**10,754**	**19.0%**	**12,540**	**2.0%**
Temporary Assets	**366**	**342**	**7.2%**	**352**	**4.0%**
Fixed Assets	**6,928**	**6,266**	**10.6%**	**6,807**	**1.8%**
Intangibles	**5,500**	**4,146**	**32.6%**	**5,381**	**2.2%**
Goodwill net of amortization	1,690	727	132.6%	1,789	-5.5%
Other Assets	3,810	3,420	11.4%	3,592	6.1%
Total Assets	**838,733**	**769,990**	**8.9%**	**836,258**	**0.3%**
Total Assets (excluding goodwill)	**837,043**	**769,263**	**8.8%**	**834,469**	**0.3%**

LIABILITIES (R$ million)	Sep-19	Sep-18	Var. 12M	Jun-19	Var. 3M
Current Liabilities and Long-term Liabilities	**762,964**	**701,989**	**8.7%**	**763,716**	**-0.1%**
Deposits	**258,109**	**250,593**	**3.0%**	**268,256**	**-3.8%**
Demand Deposits	22,191	17,421	27.4%	20,521	8.1%
Savings Deposits	47,341	44,429	6.6%	46,575	1.6%
Interbank Deposits	3,114	4,111	-24.3%	3,852	-19.2%
Time Deposits and Others	185,463	184,631	0.5%	197,307	-6.0%
Money Market Funding	**122,638**	**117,545**	**4.3%**	**102,516**	**19.6%**
Own Portfolio	91,840	77,356	18.7%	69,935	31.3%
Third Parties	7,257	14,003	-48.2%	7,001	3.7%
Free Portfolio	23,541	26,187	-10.1%	25,579	-8.0%
Funds from Acceptance and Issuance of Securities	**89,321**	**82,221**	**8.6%**	**88,147**	**1.3%**
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	77,443	73,391	5.5%	77,229	0.3%
Funding from Certificates of Structured Operations	3,018	2,481	21.7%	3,030	-0.4%
Securities Issued Abroad	7,367	5,045	46.0%	6,382	15.4%
Other	1,492	1,304	14.5%	1,506	-0.9%
Interbank Accounts	**3,589**	**1,918**	**87.1%**	**2,104**	**70.6%**
Interbranch Accounts	**4,258**	**3,593**	**18.5%**	**3,173**	**34.2%**
Borrowings	**53,172**	**50,697**	**4.9%**	**48,504**	**9.6%**
Domestic Onlendings - Official Institutions	**12,255**	**13,531**	**-9.4%**	**12,490**	**-1.9%**
National Economic and Social Development Bank (BNDES)	6,458	7,612	-15.2%	6,882	-6.2%
National Equipment Financing Authority (FINAME)	4,981	5,413	-8.0%	5,215	-4.5%
Other Institutions	817	506	61.3%	393	108.0%
Derivative Financial Instruments	**20,564**	**16,932**	**21.5%**	**22,785**	**-9.7%**
Other Payables	**199,056**	**164,958**	**20.7%**	**215,741**	**-7.7%**
Foreign Exchange Portfolio	106,752	80,422	32.7%	121,502	-12.1%
Tax and Social Security	6,671	4,050	64.7%	8,567	-22.1%
Debt Instruments Eligible to Compose Capital	10,686	10,125	5.5%	9,673	10.5%
Other	74,948	70,362	6.5%	75,999	-1.4%
Deferred Income	**277**	**355**	**-21.9%**	**280**	**-0.9%**
Minority Interest	**1,809**	**2,095**	**-13.7%**	**1,760**	**2.8%**
Equity	**73,683**	**65,551**	**12.4%**	**70,502**	**4.5%**
Total Liabilities	**838,733**	**769,990**	**8.9%**	**836,258**	**0.3%**
Equity (excluding goodwill)	**71,993**	**64,824**	**11.1%**	**68,713**	**4.8%**

Securities

Total securities amounted to R$ 213,169 million in late September 2019, meaning an expansion of 18.6% in twelve months mainly due to growth in public securities. In three months, the securities balance increased 5.0%.

SECURITIES (R$ million)	Sep-19	Sep-18	Var. 12M	Jun-19	Var. 3M
Public securities	165,719	137,417	20.6%	156,557	5.9%
Private securities	29,637	22,953	29.1%	25,582	15.8%
Financial instruments	17,812	19,312	-7.8%	20,852	-14.6%
Total	**213,169**	**179,682**	**18.6%**	**202,991**	**5.0%**

Loan Portfolio

The loan portfolio totaled R$ 331,601 million at the end of September 2019, advancing 11.1% in twelve months, (or an increase of 10.7% excluding the exchange rate fluctuation effect). This performance is explained by growth recorded in almost every line, especially in the individuals and consumer finance segments, which expanded by 18.0% and 16.6%, respectively. In three months, the total loan portfolio achieved an expansion of 4.4%, registering growth across all segments.

The expanded loan portfolio, which includes other credit risk transactions, acquiring-activities related assets and guarantees, amounted to R$ 408,686 million at the end of September 2019, growing 7.3% in twelve months (or a 7.0% rise, disregarding the exchange rate fluctuation effect). In three months, the portfolio expanded by 3.7%.

The balance of the foreign currency portfolio, including dollar-indexed loans, was R$ 34,011 million at the end of September 2019, falling 12.7% relative to the R$ 38,961 million balance recorded in September 2018 and climbing 9.6% from the R$ 31,046 million balance in June 2019.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT *(R$ million)*	Sep-19	Sep-18	Var. 12M	Jun-19	Var. 3M
Individuals	147,876	125,336	18.0%	141,431	4.6%
Consumer Finance	55,133	47,274	16.6%	53,156	3.7%
SMEs[1]	38,667	34,641	11.6%	37,131	4.1%
Corporate[1]	89,925	91,181	-1.4%	85,906	4.7%
Total portfolio	**331,601**	**298,433**	**11.1%**	**317,625**	**4.4%**
Other credit related transactions[2]	77,085	82,280	-6.3%	76,507	0.8%
Total expanded credit portfolio	**408,686**	**380,713**	**7.3%**	**394,132**	**3.7%**

[1] We reclassified the loan portfolio between SMEs and Corporate segments. Meanwhile, we also have changed the 2018 information in order to give better comparison.
[2] Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

Compared to June 2019, the loan portfolio growth was prompted by expansion across all segments, highlighted by the individuals portfolio. It should be noted that the corporate portfolio grew 4.7% (or up 1.8% disregarding the exchange rate fluctuation effect).

Variation of loan portfolio
R$ million


317,625
6,445
1,976
1,536
4,019
331,601
Jun-19
Individuals
Consumer Finance
SMEs
Corporate
Sep-19

At the end of September 2019, the individuals segment accounted for 44.6% of the total portfolio, an expansion of 2.6 p.p. in twelve months. Moreover, the consumer finance segment increased its share in the portfolio by 0.8 p.p. over the same period, reaching 16.6%, while SMEs represented 11.7% of the total loan portfolio, up 0.1 p.p. in twelve months. On the other hand, the corporate segment decreased its share by 3.4 p.p. in twelve months and reached 27.1%.


Breakdown of the loan portfolio
R$ million
Sep-19
44.6%
16.6%
11.7%
27.1%
331,601
Sep-18
42.0%
15.8%
11.6%
30.6%
298,433
Individuals
Consumer Finance
SMEs
Corporate

Loans to Individuals

Loans to individuals amounted to R$ 147,876 million at the end of September 2019, rising 18.0% in twelve months (or R$ 22,540 million), with payroll loans, credit card and mortgage loans standing out as the top contributors. In three months, loans to individuals increased 4.6%.

The payroll loan portfolio stood at R$ 40,593 million in September 2019, expanding 25.6% in twelve months (or R$ 8,264 million) and 7.0% in three months. This performance is chiefly attributed to increased loan offerings, coupled with product offerings on our digital channels.

The credit card portfolio reached R$ 32,320 million, up 20.7% in comparison with the same period last year (or R$5,548 million) given the expansion of our customer base and broader range of innovative solutions and partnerships. In three months, the portfolio balance grew 2.7%.

The mortgage loan portfolio came to R$ 35,490 million, increasing 12.7% in twelve months (or R$ 3,995 million) and 4.5% in three months. We continued to offer attractive conditions to the market, while seeking strategic partnerships to deliver more agile and streamlined solutions to our customers.


Individuals
R$ billion
18.0%
4.6%
125.3
26.8
5.9
31.5
32.3
2.1
26.8
132.6
27.1
6.1
32.4
33.8
2.2
30.9
136.6
28.4
6.3
33.3
35.6
2.3
30.6
141.4
29.9
5.8
34.0
37.9
2.4
31.5
147.9
30.8
6.2
35.5
40.6
2.5
32.3
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Credit Card
Leasing / Vehicles
Payroll Loans
Mortgages
Agricultural Loans
Personal Loans / Others

Consumer Finance

The consumer finance portfolio, which is originated outside the branch network, stood at R$ 55,133 million at the end of September 2019, growing 16.6% in twelve months (or R$ 7,859 million) and 3.7% in three months. Of this total portfolio, R$ 46,032 million refers to vehicle financing for individuals, which represents an increase of 17.6% in twelve months.

The total vehicle portfolio for individuals, which includes operations carried out by the financing unit (correspondent banks), as well as by Santander's branch network, grew 17.6% in twelve months and 4.0% in three months, amounting to R$ 48,516 million at the end of September of 2019. Portfolio growth stems from the fine-tuning of the innovative solutions that we have been implementing over the last few months.

Furthermore, our performance continues to be supported by the +*Negócios* platform, which caters to the auto segment and provides a better experience throughout the customer journey.


Consumer Finance
R$ billion
16.6%
3.7%
47.3
50.1
51.4
53.2
55.1
12%
13%
12%
12%
12%
88%
87%
88%
88%
88%
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Individuals
Corporate


Loan portfolio composition | 3Q19
Vehicles
Others
12%
88%

Corporate & SMEs Loans

The corporate & SME loan portfolio reached R$ 128,592 million in September 2019, growing 2.2% in twelve months (or R$ 2,769 million) and 4.5% in three months.


Corporate
R$ billion
2.2%
4.5%
125.8
122.6
122.7
123.0
128.6
91.2
86.9
86.9
85.9
89.9
34.6
35.8
35.8
37.1
38.7
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
SMEs
Corporate

The corporate loan portfolio totaled R$ 89,925 million, down 1.4% in twelve months (or R$ 1,257 million) and up 4.7% in three months. Disregarding the exchange rate fluctuation effect, the portfolio decreased 2.7% in twelve months and increased 1.8% in three months.

The SME loan portfolio amounted to R$ 38,667 million, meaning growth of 11.6% in twelve months (or R$ 4,026 million) and 4.1% in three months. We continue to enhance our proposition of providing sector-oriented offerings and fulfilling our purpose of helping people and businesses prosper through the "Avançar" Program. In doing so, we have been able to grow our customer base and enhance customer loyalty.

Individuals and Corporate & SMEs Loan Portfolio by Product

MANAGERIAL BREAKDOWN OF CREDIT PORTFOLIO BY PRODUCT *(R$ million)*	Sep-19	Sep-18	Var. 12M	Jun-19	Var. 3M
Individuals					
Leasing / Auto Loans[1]	2,484	2,114	17.5%	2,422	2.6%
Credit Card	32,320	26,771	20.7%	31,462	2.7%
Payroll Loans	40,593	32,329	25.6%	37,949	7.0%
Mortgages	35,490	31,495	12.7%	33,962	4.5%
Agricultural Loans	6,234	5,850	6.6%	5,767	8.1%
Personal Loans / Others	30,756	26,777	14.9%	29,869	3.0%
Total Individuals	**147,876**	**125,336**	**18.0%**	**141,431**	**4.6%**
Consumer Finance	**55,133**	**47,274**	**16.6%**	**53,156**	**3.7%**
Corporate and SMEs					
Leasing / Auto Loans	3,644	3,125	16.6%	3,377	7.9%
Real Estate	2,737	4,734	-42.2%	3,519	-22.2%
Trade Finance	35,502	28,821	23.2%	26,079	36.1%
On-lending	7,926	9,734	-18.6%	8,585	-7.7%
Agricultural Loans	4,510	6,061	-25.6%	5,051	-10.7%
Working capital / Others	74,274	73,349	1.3%	76,425	-2.8%
Total Corporate and SMEs	**128,592**	**125,823**	**2.2%**	**123,037**	**4.5%**
Total Credit	**331,601**	**298,433**	**11.1%**	**317,625**	**4.4%**
Other Credit Risk Transactions with customers[2]	77,085	82,280	-6.3%	76,507	0.8%
Total Expanded Credit Portfolio	**408,686**	**380,713**	**7.3%**	**394,132**	**3.7%**

[1] Including consumer finance, the auto loan portfolio for individuals totaled R$ 48,516 million in Sep-19, R$ 46,641 million in Jun-19 and R$ 41,256 million in Sep-18.
[2] Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

Coverage Ratio

The balance of allowance for loan losses came to R$ 18,241 million at the end of September 2019, virtually stable in twelve months, and significantly below the expansion of our loan portfolio. In three months, this balance dropped 1.4%, given the sale of a portfolio in the quarter.

The coverage ratio was 181% at the end of 3Q19, falling 26.3 p.p. in twelve months and 10.5 p.p. in three months, due to the portfolio sale noted above. Based on the results of our risk models, we understand our provisioning levels are comfortable.


Coverage
(over 90 days)
207%
201%
195%
191%
181%
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19

Renegotiated Loan Portfolio

Loan renegotiations totaled R$ 15,696 million at the end of September 2019, up 10.7% in twelve months, mostly attributed to the evolution of our loan portfolio and the increased share of retail in the total portfolio balance. In three months, these operations remained nearly stable, with a slight rise of 0.6%. These operations comprise loan agreements that have been renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in the past.

In September 2019 the coverage ratio of the renegotiated portfolio reached 48.9% due to the sale of a portfolio in the quarter. We believe that it is an adequate level for these operations.


Renegotiated Portfolio
(R$ million)
53.7%
53.7%
53.6%
53.3%
48.9%
14,183
7,617
15,021
8,066
15,361
8,231
15,603
8,317
15,696
7,672
3Q18
4Q18
1Q19
2Q19
3Q19
Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Coverage


Credit Portfolio by Risk Level
10% 8% 9% 35% 38%
10% 8% 9% 35% 38%
10% 8% 9% 34% 38%
10% 8% 9% 35% 38%
10% 7% 9% 35% 39%
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
AA
A
B
C
D-H

Credit Portfolio by Risk Level

We operate in accordance with our risk culture and international best practices, in order to protect our capital and guarantee the profitability of our businesses.

Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our classification of customers and products, centered around our retail and wholesale segments.

At the end of September of 2019, portfolios rated "AA" and "A" accounted for 74% of the total loan portfolio.

NPL Formation

NPL formation was R$ 4,103 million in September 2019, rising 9.4% in twelve months and 5.4% in three months.

The ratio between NPL formation and the loan portfolio was 1.3%, stable in twelve months and up 0.1 p.p. in three months.


NPL Formation
(R$ million)
1.3%
1.3%
1.2%
1.2%
1.3%
3,749
4,050
3,664
3,894
4,103
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
NPL Formation
NPL Formation/ Loan Portfolio

Note: NPL Formation is obtained from the change in balance of the non-performed portfolio over 90 days and the loan book under renegotiation, disregarding the portfolio written-off as loss in the period.

Delinquency Ratio over-90-Day

The over-90-day delinquency ratio stood at 3.0% in September 2019, representing an increase of 0.1 p.p. in twelve months, influenced by the larger share of retail in the total loan portfolio. In the quarterly comparison, the ratio remained stable. This performance stems from our preventive risk management and the accuracy of our models, both contributing to keep our indicators at controlled levels.

Delinquency in the individuals segment was 4.1%, advancing 0.3 p.p. in twelve months and 0.2 p.p. in three months, affected by the product mix.

Delinquency in the corporate & SME segment came to 1.5% at the end of September 2019, declining 0.4 p.p. in twelve months. In three months, this ratio saw a 0.3 p.p. decrease.


NPL[1]
(Over 90)
Individuals
3.8%
3.9%
3.9%
3.9%
4.1%
Total
2.9%
3.1%
3.1%
3.0%
3.0%
Corporate +SME
1.9%
1.9%
1.9%
1.8%
1.5%
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19

[1] Non-performing loans over 90 days / total loan portfolio (BR GAAP).


NPL[2]
(15 to 90)
Individuals
5.6%
5.5%
5.7%
5.8%
5.7%
Total
4.0%
4.2%
4.1%
4.2%
4.1%
Corporate +SME
2.1%
2.6%
1.8%
1.9%
1.7%
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19

[2] Non-performing loans between 15 and 90 days / total loan portfolio (BR GAAP).

Delinquency Ratio 15-to-90-day

The 15-to-90-day delinquency ratio hit 4.1% in September 2019, a 0.1 p.p. rise in twelve months and a 0.1 p.p. drop in the quarter.

In the individuals segment, the ratio reached 5.7%, up 0.1 p.p. in twelve months and down 0.1 p.p. in three months.

In the corporate & SME segment, this ratio fell to 1.7% in the period, which represents decreases of 0.4 p.p. in twelve months and 0.2 p.p. in three months.

Funding

FUNDING (R$ million)	Sep-19	Sep-18	Var. 12M	Jun-19	Var. 3M
Demand deposits	22,191	17,421	27.4%	20,521	8.1%
Saving deposits	47,341	44,429	6.6%	46,575	1.6%
Time deposits	185,361	184,626	0.4%	197,301	-6.1%
Debenture/LCI/LCA/LIG[1]	50,198	54,472	-7.8%	50,477	-0.6%
Financial Bills[2]	37,667	36,050	4.5%	36,636	2.8%
Funding from clients	**342,758**	**336,997**	**1.7%**	**351,510**	**-2.5%**

[1] Repo operations backed by Debentures, Real Estate Credit Notes (LCI) Agricultural Credit Notes (LCA) and Secured Real Estate Notes ("LIG").
[2] Including Certificates of Structured Operations (COE).

Customer funding amounted to R$ 342,758 million at the end of September 2019, 1.7% higher than the previous year (or R$ 5,761 million), largely explained by the higher volumes of demand deposits and savings deposits, which increased 27.4% and 6.6%, respectively. In three months, total customer funding went down by 2.5%, due to the optimization of funding costs.

Credit/Funding Ratio

FUNDING VS. CREDIT (R$ million)	Sep-19	Sep-18	Var. 12M	Jun-19	Var. 3M
Funding from customers (A)	**342,758**	**336,997**	**1.7%**	**351,510**	**-2.5%**
(-) Reserve Requirements	(71,290)	(69,891)	2.0%	(74,858)	-4.8%
Funding Net of Reserve Requirements	**271,467**	**267,106**	**1.6%**	**276,652**	**-1.9%**
Borrowing and Onlendings	12,314	13,639	-9.7%	12,560	-2.0%
Subordinated Debts	10,686	10,125	5.5%	9,673	10.5%
Offshore Funding	60,480	55,634	8.7%	54,816	10.3%
Total Funding (B)	**354,947**	**346,504**	**2.4%**	**353,702**	**0.4%**
Assets under management[1]	341,394	301,541	13.2%	315,008	8.4%
Total Funding and Asset under management	**696,341**	**648,046**	**7.5%**	**668,710**	**4.1%**
Total Credit (C)	**331,601**	**298,433**	**11.1%**	**317,625**	**4.4%**
C / B (%)	**93.4%**	**86.1%**		**89.8%**	
C / A (%)	**96.7%**	**88.6%**		**90.4%**	

[1] According to ANBIMA criteria.

The loan portfolio to customer funding ratio was 96.7% in September 2019, climbing 8.2 p.p. in twelve months and 6.4 p.p. in three months.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding reached 93.4% in September 2019, increasing 7.3 p.p. in twelve months and 3.6 p.p. in three months.

The Bank is in a comfortable liquidity situation, with stable funding sources and adequate funding structure.


Evolution of funding
R$ billion
88.6%
91.9%
92.4%
90.4%
96.7%
337.0
332.3
336.1
351.5
342.8
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Funding from customers
Loan Portfolio/ Funding from Customers

BIS Ratio

The BIS ratio stood at 16.2% in September 2019, a rise of 0.98 p.p. in twelve months owing to increases in all components of the Regulatory Capital. In three months, the ratio showed stability.

RWA rose by 7.7% on a yearly comparison and 5.9% on a quarterly basis. Both changes are primarily explained by the increase in credit risk.

It is worth noting that the BIS ratio exceeds by 4.7 p.p. the sum of the minimum Regulatory Capital and Conservation Capital requirements. The capital requirement is 11.5%, with a minimum regulatory capital of 8% + conservation capital of 2.5% + additional CET1 for systemically important financial institutions of 1.0%. Tier I Capital reached 9.5% and CET1 stood at 8%.


BIS Ratio
15.3%
15.1%
15.4%
16.2%
16.2%
13.0%
12.8%
13.2%
14.0%
14.0%
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
BIS
CET1

OWN RESOURCES AND BIS *(R$ million)*	Sep-19	Sep-18	Var. 12M	Jun-19	Var. 3M
Tier I Regulatory Capital	71,536	62,042	15.3%	67,550	5.9%
CET1	66,181	56,973	16.2%	62,710	5.5%
Additional Tier I	5,354	5,069	5.6%	4,840	10.6%
Tier II Regulatory Capital	5,331	5,055	5.5%	4,833	10.3%
Adjusted Regulatory Capital (Tier I and II)	**76,867**	**67,098**	**14.6%**	**72,383**	**6.2%**
Risk Weighted Assets (RWA)	**473,443**	**439,784**	**7.7%**	**447,131**	**5.9%**
Credit Risk Capital requirement	398,412	371,254	7.3%	371,141	7.3%
Market Risk Capital requirement	27,066	26,155	3.5%	29,464	-8.1%
Operational Risk Capital requirement	47,965	42,376	13.2%	46,527	3.1%
Basel Ratio	**16.24%**	**15.26%**	**0.98 p.p.**	**16.19%**	**0.05 p.p.**
Tier I	**15.11%**	**14.11%**	**1.00 p.p.**	**15.11%**	**0.00 p.p.**
CET1	13.98%	12.95%	1.02 p.p.	14.02%	-0.05 p.p.
Tier II	**1.13%**	**1.15%**	**-0.02 p.p.**	**1.08%**	**0.05 p.p.**

Our shares

Santander Brasil has a free float of 9.94% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão, under the tickers SANB3 (common shares), SANB4 (preferred shares) and SANB11 (units). Our unit is composed by one common share and one preferred share.
Our shares are also listed in the New York Stock Exchange (NYSE) under the ticker BSBR.

We are committed to the best Corporate Governance practices:

- 50% of our Board of Directors members are independent.
- The positions of Chairman of the Board of Directors and Chief Executive Officer may not be held by the same person.
- Independent committees reporting directly to the Board of Directors.
- Regular market meetings with information widely disclosed on our Investor Relations' website.

Ownership Structure I Free-float Breakdown[1]

OWNERSHIP STRUCTURE	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,444,192	90.19%	3,277,529	89.07%	6,721,721	89.64%
Treasury Shares	15,844	0.41%	15,844	0.43%	31,688	0.42%
Free Float	358,659	9.39%	386,463	10.50%	745,122	9.94%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of September 30th, 2019
[2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.


Free Float
(Sep-19)
19.5%
35.3%
45.2%
Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE

Stock Performance


Stock Price Evolution[1]
Base 100
Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Dec-17 Jan-18 Feb-18 Mar-18 Apr-18 May-18 Jun-18 Jul-18 Aug-18 Sep-18 Oct-18 Nov-18 Dec-18 Jan-19 Feb-19 Mar-19 Apr-19 May-19 Jun-19 Jul-19 Aug-19 Sep-19
SANB11
IBOV

The chart above illustrates that a R$100 investment in Santander Brasil shares on September 30th, 2015 would have increased in value to R$ 441.37 on September 30th, 2019, with reinvestments of the dividend and interest on capital payments. The chart illustrates that the same amount of investment in the IBOV index (B3's main stock index) during the same period, would have increased in value to R$ 232.46.

[1] Historical prices excluding dividends and interest on capital. Source: Bloomberg.

Our Shares

Indicators

Earnings (annualized) per Unit[1] (R$)


3.21
3.81
3.87
9M18
6M19
9M19

Unit closing price[2] (R$)


35.71
45.46
45.33
Sep-18
Jun-19
Sep-19

Market capitalization[3] (R$ billion)


133.49
169.75
169.24
Sep-18
Jun-19
Sep-19

Dividend + Interest on capital per Unit, Last 12 Months[1] (R$)


1.76
1.98
2.09
Sep-18
Jun-19
Sep-19

Book Value per Unit[4] (R$)


17.34
18.40
19.28
Sep-18
Jun-19
Sep-19

Unit price[2] per annualized Earnings


11.13
11.92
11.73
9M18
6M19
9M19

[1] Considers the number of Units disregarding treasury shares at the end of the period.
[2] Closing price at the end of the period.
[3] Market Capitalization: Total Units (Unit = 1 Common + 1 Preferred) x Unit closing price at the end of the period.
[4] Book Value excludes goodwill.

Earnings Distribution

In the first nine months of 2019, Santander Brasil apportioned R$ 3.0 billion as Interest on Capital ("IoC"), an increase of 66.7% compared to the R$ 1.8 billion apportioned in the same period last year (R$ 1.2 billion for IoC and R$ 600 million for dividends). In 3Q19, R$ 1.0 billion was apportioned as IoC, which will be paid starting from October 30th, 2019.

Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operational performance and financial strength, as well as other variables related to the financial sector and the economic environment in which the company operates, with its long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by Standard & Poor's and Moody's:

Ratings	Global Scale				National Scale	
	Local Currency		Foreign Currency		National	
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Standard & Poor's[1] (outlook)	BB- (stable)	B	BB- (stable)	B	brAAA (stable)	brA-1+
Moody's[2] (outlook)	Ba1 (stable)	NP	Ba3 (stable)	NP	Aaa.br	Br-1

[1] Last update on May 31st, 2019.
[2] Last update on August 14th, 2019.

Reclassifications

This quarter, we made some reclassifications between line items to better reflect the Bank's results, particularly in regard to debt instrument costs and operating expenses. These changes impacted the net interest income, fees, general expenses, tax expenses and other operating income/expense lines. Accordingly, for the sake of comparability, we have reclassified our accounting information from 2018 onward, as detailed below.

ACCOUNTING FINANCIAL STATEMENTS *(R$ million)*	1Q18	2Q18	3Q18	4Q18	2018	1Q19	2Q19	3Q19
Net Interest Income	**10,948**	**5,984**	**9,837**	**12,854**	**39,623**	**11,217**	**12,746**	**9,166**
Allowance for Loan Losses	(3,291)	(3,199)	(2,964)	(3,230)	(12,684)	(3,013)	(3,345)	(3,338)
Net Interest Income after Loan Losses	**7,657**	**2,784**	**6,873**	**9,624**	**26,939**	**8,203**	**9,401**	**5,828**
Fees	4,139	4,275	4,135	4,736	17,285	4,571	4,699	4,750
General Expenses	(4,883)	(4,948)	(5,107)	(5,572)	(20,511)	(5,172)	(5,309)	(5,354)
Personnel Expenses + Profit Sharing	(2,317)	(2,298)	(2,347)	(2,403)	(9,365)	(2,335)	(2,328)	(2,385)
Administrative Expenses[2]	(2,566)	(2,650)	(2,759)	(3,170)	(11,145)	(2,837)	(2,981)	(2,970)
Tax Expenses	(952)	(568)	(1,082)	(1,198)	(3,801)	(1,035)	(1,291)	(893)
Investments in Affiliates and Subsidiaries	3	6	5	5	19	11	10	13
Other Operating Income/Expenses	(1,588)	(1,922)	(1,465)	(1,864)	(6,839)	(1,696)	(1,940)	(1,925)
Operating Income	**4,375**	**(373)**	**3,360**	**5,731**	**13,093**	**4,883**	**5,571**	**2,419**
Non Operating Income	13	15	6	160	193	0	(112)	19
Net Profit before Tax	**4,388**	**(359)**	**3,366**	**5,891**	**13,286**	**4,884**	**5,459**	**2,438**
Income Tax and Social Contribution	(1,485)	3,421	(240)	(2,431)	(735)	(1,376)	(1,960)	1,259
Minority Interest	(83)	(90)	(87)	(124)	(385)	(92)	(89)	(89)
Net Profit	**2,820**	**2,972**	**3,039**	**3,336**	**12,166**	**3,415**	**3,410**	**3,608**

Below, we present the reclassified managerial information from 2018 onward for better comparability.

MANAGERIAL FINANCIAL STATEMENTS *(R$ million)*	1Q18	2Q18	3Q18	4Q18	2018	1Q19	2Q19	3Q19
Net Interest Income	**10,563**	**11,137**	**11,144**	**11,061**	**43,904**	**10,968**	**11,671**	**11,676**
Allowance for Loan Losses	(2,652)	(2,604)	(2,618)	(2,986)	(10,860)	(2,596)	(2,826)	(2,820)
Net Interest Income after Loan Losses	**7,911**	**8,533**	**8,525**	**8,075**	**33,044**	**8,371**	**8,846**	**8,855**
Fees	4,139	4,275	4,135	4,736	17,285	4,571	4,699	4,750
General Expenses	(4,814)	(4,879)	(5,037)	(5,502)	(20,232)	(5,102)	(5,201)	(5,258)
Personnel Expenses + Profit Sharing	(2,317)	(2,298)	(2,347)	(2,403)	(9,365)	(2,335)	(2,328)	(2,385)
Administrative Expenses[2]	(2,496)	(2,581)	(2,690)	(3,100)	(10,867)	(2,767)	(2,873)	(2,873)
Tax Expenses	(969)	(1,029)	(1,012)	(1,047)	(4,056)	(1,054)	(1,032)	(995)
Investments in Affiliates and Subsidiaries	3	6	5	5	19	11	10	13
Other Operating Income/Expenses	(1,726)	(2,093)	(1,602)	(1,858)	(7,279)	(1,693)	(1,969)	(2,071)
Operating Income	**4,545**	**4,814**	**5,014**	**4,408**	**18,781**	**5,106**	**5,354**	**5,295**
Non Operating Income	13	15	6	160	193	0	(112)	19
Net Profit before Tax	**4,557**	**4,829**	**5,020**	**4,567**	**18,974**	**5,106**	**5,242**	**5,314**
Income Tax and Social Contribution	(1,615)	(1,714)	(1,825)	(1,038)	(6,192)	(1,529)	(1,518)	(1,520)
Minority Interest	(83)	(90)	(87)	(124)	(385)	(92)	(89)	(89)
Net Profit	**2,859**	**3,025**	**3,108**	**3,405**	**12,398**	**3,485**	**3,635**	**3,705**

Accounting and Managerial Results Reconciliation

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	9M19	Reclassifications					9M19
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**33,129**	**2,469**	**(1,607)**	**-**	**-**	**324**	**34,315**
Allowance for Loan Losses	(9,697)	-	1,643	-	-	(189)	(8,242)
Net Interest Income after Loan Losses	**23,432**	**2,469**	**36**	**-**	**-**	**136**	**26,073**
Fees	14,021	-	-	-	-	-	14,021
General Expenses	(14,440)	-	-	274	(1,395)	-	(15,561)
Personnel Expenses	(5,652)	-	-	-	(1,395)	-	(7,047)
Administrative Expenses	(8,788)	-	-	274	-	-	(8,513)
Tax Expenses	(3,219)	(57)	-	-	-	196	(3,081)
Investments in Affiliates and Subsidiaries	35	-	-	-	-	-	35
Other Operating Income/Expenses	(5,560)	-	(36)	-	-	(136)	(5,732)
Operating Income	**14,269**	**2,412**	**-**	**274**	**(1,395)**	**196**	**15,755**
Non Operating Income	(93)	-	-	-	-	-	(93)
Net Profit before Tax	**14,176**	**2,412**	**-**	**274**	**(1,395)**	**196**	**15,663**
Income Tax and Social Contribution	(2,077)	(2,412)	-	-	-	(78)	(4,568)
Profit Sharing	(1,395)	-	-	-	1,395	-	-
Minority Interest	(271)	-	-	-	-	-	(271)
Net Profit	**10,433**	**(0)**	**-**	**274**	**-**	**117**	**10,824**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	9M18	Reclassifications					9M18
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**26,769**	**7,411**	**(1,637)**	**-**	**-**	**300**	**32,843**
Allowance for Loan Losses	(9,454)	-	1,753	-	-	(173)	(7,874)
Net Interest Income after Loan Losses	**17,315**	**7,411**	**116**	**-**	**-**	**127**	**24,969**
Fees	12,549	-	-	-	-	-	12,549
General Expenses	(13,586)	-	-	209	(1,352)	0	(14,729)
Personnel Expenses	(5,610)	-	-	-	(1,352)	-	(6,963)
Administrative Expenses	(7,976)	-	-	209	-	0	(7,767)
Tax Expenses	(2,603)	(406)	-	-	-	-	(3,009)
Investments in Affiliates and Subsidiaries	14	-	-	-	-	-	14
Other Operating Income/Expenses	(4,975)	-	(116)	-	-	(329)	(5,421)
Operating Income	**8,714**	**7,005**	**-**	**209**	**(1,352)**	**(203)**	**14,373**
Non Operating Income	33	-	-	-	-	-	33
Net Profit before Tax	**8,748**	**7,005**	**-**	**209**	**(1,352)**	**(203)**	**14,407**
Income Tax and Social Contribution	1,696	(7,005)	-	-	-	155	(5,154)
Profit Sharing	(1,352)	-	-	-	1,352	-	-
Minority Interest	(261)	-	-	-	-	-	(261)
Net Profit	**8,831**	**-**	**-**	**209**	**-**	**(47)**	**8,992**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	3Q19	Reclassifications					3Q19
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**9,166**	**2,881**	**(571)**	-	-	**200**	**11,676**
Allowance for Loan Losses	(3,338)	-	582	-	-	(64)	(2,820)
Net Interest Income after Loan Losses	**5,828**	**2,881**	**11**	-	-	**136**	**8,855**
Fees	4,750	-	-	-	-	-	4,750
General Expenses	(4,884)	-	-	97	(470)	-	(5,258)
Personnel Expenses	(1,915)	-	-	-	(470)	-	(2,385)
Administrative Expenses	(2,970)	-	-	97	-	-	(2,873)
Tax Expenses	(893)	(102)	-	-	-	-	(995)
Investments in Affiliates and Subsidiaries	13	-	-	-	-	-	13
Other Operating Income/Expenses	(1,925)	-	(11)	-	-	(136)	(2,071)
Operating Income	**2,889**	**2,779**	-	**97**	**(470)**	-	**5,295**
Non Operating Income	19	-	-	-	-	-	19
Net Profit before Tax	**2,908**	**2,779**	-	**97**	**(470)**	-	**5,314**
Income Tax and Social Contribution	1,259	(2,779)	-	-	-	-	(1,520)
Profit Sharing	(470)	-	-	-	470	-	-
Minority Interest	(89)	-	-	-	-	-	(89)
Net Profit	**3,608**	-	-	**97**	-	-	**3,705**

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION *(R$ million)*	2Q19	Reclassifications					2Q19
	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**12,746**	**(584)**	**(590)**	-	-	**99**	**11,671**
Allowance for Loan Losses	(3,345)	-	618	-	-	(99)	(2,826)
Net Interest Income after Loan Losses	**9,401**	**(584)**	**28**	-	-	-	**8,846**
Fees	4,699	-	-	-	-	-	4,699
General Expenses	(4,852)	-	-	108	(457)	-	(5,201)
Personnel Expenses	(1,871)	-	-	-	(457)	-	(2,328)
Administrative Expenses	(2,981)	-	-	108	-	-	(2,873)
Tax Expenses	(1,291)	63	-	-	-	196	(1,032)
Investments in Affiliates and Subsidiaries	10	-	-	-	-	-	10
Other Operating Income/Expenses	(1,940)	-	(28)	-	-	-	(1,969)
Operating Income	**6,028**	**(520)**	-	**108**	**(457)**	**196**	**5,354**
Non Operating Income	(112)	-	-	-	-	-	(112)
Net Profit before Tax	**5,916**	**(520)**	-	**108**	**(457)**	**196**	**5,242**
Income Tax and Social Contribution	(1,960)	520	-	-	-	(78)	(1,518)
Profit Sharing	(457)	-	-	-	457	-	-
Minority Interest	(89)	-	-	-	-	-	(89)
Net Profit	**3,410**	-	-	**108**	-	**117**	**3,635**

[1] **Foreign Exchange Hedge:** under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure to taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this tax exposure.
[2] **Credit Recovery:** reclassified from revenue from loan operations to allowance for loan losses and, from 2017 onwards, it includes provision for guarantees provided.
[3] **Amortization of Goodwill:** reversal of goodwill amortization expenses.
[4] **Other events:**
2018
1Q18: Adhesion effect to the installment payment program for outstanding taxes and social security debts (in accordance with Provisional Measure No. 783/2017).
2Q18: Includes a gain of R$ 816 MM from the adjustment of post-employment benefits, additional provisions for contingencies in the amount of R$ 358 MM, impairment of intangible assets (systems acquisition and development) in the amount of R$ 306 MM and a write-off of tax credits in the amount of R$ 74 MM.
3Q18: Net Interest Income, Allowance for Loan Losses and Other Operating Income and Expenses: reclassifications between the lines referring to adjustments in the valuation of assets related to the impairment of securities (R$ 173 MM) and derivative instruments (R$ 127 MM)
4Q18: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities.
2019
1Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities.
2Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities.
Tax expenses: effect of a non-recurring tax expense related to Santander Leasing.
3Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities (R$ 64MM).
Net Interest Income and Other Operating Income and Expenses: reclassification between the lines referring to derivative instruments (R$ 136MM).

Information by Business Units

Cards

Turnover[1]
(R$ billion)


50.5
58.6
54.8
57.3
58.4
15.7
19.2
17.3
17.5
18.3
34.8
39.4
37.4
39.7
40.1
3Q18
4Q18
1Q19
2Q19
3Q19
Credit
Debit

Transactions
(million)


591.7
654.3
638.6
681.2
700.8
277.1
318.9
309.0
319.3
323.5
314.5
335.4
329.7
361.9
377.3
3Q18
4Q18
1Q19
2Q19
3Q19
Credit
Debit

Getnet

Turnover
(R$ billion)


47.7
54.7
47.6
46.9
51.9
18.7
21.5
18.5
17.9
19.9
29.0
33.2
29.1
29.0
32.0
3Q18
4Q18
1Q19
2Q19
3Q19
Credit
Debit

Transactions
(million)


553.8
611.9
552.8
570.4
632.7
320.5
357.7
320.4
322.8
353.7
233.3
254.2
232.3
247.6
279.0
3Q18
4Q18
1Q19
2Q19
3Q19
Credit
Debit

Real Estate

Loan Portfolio Evolution
(R$ billion)


36.2
37.5
38.2
13%
9%
7%
87%
91%
93%
3Q18
2Q19
3Q19
Individuals
Corporate

Distribution Channels[2]
(%)


13%
14%
13%
60%
Brokers
Transfers to Homebuilders
Branches
Digital

Loan to Value[3]
(%)


61%
49%
62%
49%
63%
49%
3Q18
2Q19
3Q19
Origination (quartely average)
Loan Portfolio

[1] Cards turnover do not include withdrawal transactions, it only considers purchase volumes.
[2] Individuals' origination. [3] Ratio between Loans and Collateral Value.

Consumer Finance

Total vehicle portfolio for Individuals[1] by channel
(R$ billion)


41.3
2.1
39.1
43.5
2.2
41.3
45.2
2.3
42.9
46.6
2.4
44.2
48.5
2.5
46.0
3Q18
4Q18
1Q19
2Q19
3Q19
Financial
Internal channel

Number of monthly simulations by +Negócios | Vehicles
(thousands)


1,153
1,486
1,421
1,394
1,762
3Q18
4Q18
1Q19
2Q19
3Q19

Market Share

Loan Portfolio[2]

Total


9.4%
9.6%
9.9%
Sep-18
Jun-19
Sep-19

Deposits[3]

Total


10.9%
11.2%
10.6%
Sep-18
Jun-19
Sep-19

Getnet[4]

Total turnover


12.1%
11.5%
10.8%
2Q18
1Q19
2Q19

Payroll Loans[2]

Loans


9.8%
10.6%
10.9%
Sep-18
Jun-19
Sep-19

SMEs[2]

Loans


8.1%
8.3%
8.6%
Sep-18
Jun-19
Sep-19

Consumer Finance[2]

Loans


23.8%
22.9%
22.4%
Sep-18
Jun-19
Sep-19

[1] Vehicle portfolio for Individuals and Companies, Individuals' portfolio is generated by the internal channel as well as by the Individuals' portfolio from the Consumer Finance segment. [2] Brazilian Central Bank. [3] Brazilian Central Bank. It includes demand deposits, time deposits, savings deposits, Real Estate Credit Notes (LCI), Agricultural Credit Notes (LCA) and Secured Real Estate Notes ("LIG"). [4]ABECS – "Monitor Bandeiras", new criterion.

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